

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

<u>Via E-Mail</u>

Mr. Stephen Pearce
Chief Financial Officer
Golden Goliath Resources, Ltd.
675 West Hastings Street, #711
Vancouver, British Columbia
Canada V6B 1N2

> **Re: Golden Goliath Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended August 31, 2011**
> **Filed February 14, 2012**
> **File No. 000-31204**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

 <u>Form 20-F for the Fiscal Year Ended August 31, 2011</u>

<u>Business Overview, page 13</u>

1.   It appears you have not included a description of the material effects of government regulations on your business. Please confirm that in future filings you will provide the information required by Item 4.B.8 of Form 20-F with regard to government regulation.

Directors and Senior Management, page 45

2.   We note your disclosure on page 47 that the Board has adopted a written Code of
        Business Ethics and your website refers to Code of Business Conduct and Ethics. This
        appears inconsistent with your disclosure on page 52 which states the Board has *not*
        adopted a written Code of Business Ethics. Please confirm that in future filings you will
        resolve this inconsistency and provide the information required by Item 16.B of Form 20-
        F to the extent applicable. File the Code of Ethics in future filings.

Controls and Procedures, page 63

3.   We note that you have not complied with Rule 13a-15(c) of Regulation 13A, which
        requires an evaluation of your internal control over financial reporting as of August 31,
        2011. Since you filed an annual report for the prior fiscal year, it appears you are
        required to report on this assessment of internal control over financial reporting.

        If your management has not yet performed its assessment, we ask that you complete your
        evaluation and amend your filing within 30 calendar days to provide the required
        management's report on internal control over financial reporting.

        In performing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's Report on
            Internal Control Over Financial Reporting* (Securities Act Release 9142). You can
            find this release at:

            http://www.sec.gov/rules/final/2010/33-9142.pdf

        ▪   the Commission's release *Commission Guidance Regarding Management's Report on
            Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the
            Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting
            Release 77). You can find this release at
            http://sec.gov/rules/interp/2007/33-8810.pdf; and

        ▪   the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at:
            (http://www.sec.gov/info/smallbus/404guide.shtml).

        In addition, please consider whether management's failure to provide its report on
        internal control over financial reporting impacts its conclusions regarding the
        effectiveness of your disclosure controls and procedures *as of the end of the fiscal year*
        covered by the report and revise your disclosure as appropriate.

        Please note that the failure to perform or complete management's assessment adversely
        affects the company's and its shareholders ability to avail themselves of rules and forms
        that are predicated on the current or timely filing of Exchange Act reports. For further

information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibits, page 66

4.   We note the following agreement identified within your Form 20-F:

- Final Earn-in and Shareholders Agreement with a Mexican subsidiary of Agnico-Eagle Mines Limited, page 31.

Please tell us where the agreement is filed or file the agreement. Alternatively, please explain to us why the agreement would not be material to investors. Refer to Instructions 4(a), (b) and (c) as to Exhibits on Form 20-F.

5.   We also note that you have incorporated several material contracts by reference to your past filings. Please identify the contracts incorporated by reference within this section.

Financial Report for the Interim Period Ended November 30, 2011

6.   Please furnish the financial report for the interim period ended November 30, 2011 on a Form 6-K to comply with Rule 15d-16 of Regulation 15D.

You may contact Joanna Lam at (202) 551-3476 or Melissa Rocha at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining